November 17, 2020

John Stickel

Office Chief

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Gatsby Digital, Inc.
Offering Statement on Form 1-A
Filed October 27, 2020
File No. 024-11292

Dear Mr. Stickel:

On behalf of Gatsby Digital, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on November 19, 2020 at 2:00pm EST or as soon thereafter as is practicable.

Sincerely,

/s/ Ryan Belanger-Saleh

Ryan Belanger-Saleh

Chief Executive Officer

Gatsby Digital